# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InfuSystem Holdings, Inc, CIK 0001337013
CUSIP: 45685K102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3851 West Hamlin Road, 23rd Floor, Rochester Hills, Michigan (MI), 48309
Date of event which requires filing of this statement: 01/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000919574-17-005057
Filed by CIK 0001588957
Persons authorized to receive notices and communications: Christopher Sansone, c/o Sansone Advisors, LLC, 151 Bodman Place, Suite 100, Red Bank, New Jersey (NJ), 07701, (914) 715-8847

## Reporting persons
- Sansone Advisors, LLC (CIK 0001588957): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 939,294; sole dispositive power 0; shared dispositive power 939,294; aggregate amount beneficially owned 939,294 (4.4% of the class)
- Sansone Capital Management, LLC (CIK 0001710368): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 939,294; sole dispositive power 0; shared dispositive power 939,294; aggregate amount beneficially owned 939,294 (4.4% of the class)
- Christopher Sansone (CIK 0001519525): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 58,349; shared voting power 939,294; sole dispositive power 58,349; shared dispositive power 939,294; aggregate amount beneficially owned 997,643 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: InfuSystem Holdings, Inc
Address of issuer's principal executive offices: 3851 West Hamlin Road, 23rd Floor, Rochester Hills, Michigan (MI), 48309
Comment: The name of the issuer is InfuSystem Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3851 West Hamlin Road, Rochester Hills, Michigan 48309. This Amendment No. 4 to Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing:
(a), (f) The persons filing this statement are: (i) Sansone Advisors, LLC, a Delaware limited liability company ("Sansone Advisors"); (ii) Sansone Capital Management, LLC, a Delaware limited liability company ("Sansone Capital Management"); and (iii) Christopher Sansone, a United States citizen ("Mr. Sansone", and collectively with Sansone Advisors and Sansone Capital Management, the "Reporting Persons").

(b), (c) Sansone Advisors is principally engaged in the business of providing investment management services to its pooled investment vehicle clients (collectively, the "Sansone Funds"). Sansone Capital Management serves as the general partner of the Sansone Funds. Mr. Sansone is the managing member of Sansone Advisors and Sansone Capital Management. The principal business address of the Reporting Persons is 151 Bodman Place, Suite 100, Red Bank, New Jersey 07701.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 939,294 Shares beneficially owned by Sansone Advisors came from the working capital of the Sansone Funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 939,294 Shares beneficially owned by Sansone Capital Management came from the working capital of the Sansone Funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 997,643 Shares beneficially owned by Mr. Sansone came from: (i) the working capital of the Sansone Funds; and (ii) the exercise of stock options received by Mr. Sansone in connection with his prior service on the Issuer's board of directors. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities.

This Schedule 13D/A is being filed to report a change in the Reporting Persons' respective beneficial ownership percentages.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer's management, the Board and other holders of Shares from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (d) As of the date hereof, Sansone Advisors may be deemed to be the beneficial owner of 939,294 Shares, constituting 4.4% of the Shares, based upon 21,263,597 Shares outstanding as of the date hereof. Sansone Advisors has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 939,294 Shares. Sansone Advisors has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 939,294 Shares.

As of the date hereof, Sansone Capital Management may be deemed to be the beneficial owner of 939,294 Shares, constituting 4.4% of the Shares, based upon 21,263,597 Shares outstanding as of the date hereof. Sansone Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 939,294 Shares. Sansone Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 939,294 Shares.

As of the date hereof, Mr. Sansone may be deemed to be the beneficial owner of 997,643 Shares, constituting 4.7% of the Shares, based upon 21,263,597 Shares outstanding as of the date hereof. Mr. Sansone has the sole power to vote or direct the vote of 58,349 Shares and the shared power to vote or direct the vote of 939,294 Shares. Mr. Sansone has the sole power to dispose or direct the disposition of 58,349 Shares and the shared power to dispose or direct the disposition of 939,294 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were open-market transactions by Sansone Advisors on behalf of the Sansone Funds, are the direct owners of the Shares beneficially owned by Sansone Advisors and Sansone Capital Management. None of the Sansone Funds may be deemed to beneficially own more than five percent of the Shares.

(e) On December 23, 2024, each of Sansone Advisors and Sansone Capital Management ceased to be the beneficial owner of more than five percent of the Shares.

On January 15, 2025, Mr. Sansone ceased to be the beneficial owner of more than five percent of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

## Signatures
- Sansone Advisors, LLC: /s/ Christopher Sansone*, Christopher Sansone/Managing Member (01/22/2025)
- Sansone Capital Management, LLC: /s/ Christopher Sansone*, Christopher Sansone/Managing Member (01/22/2025)
- Christopher Sansone: /s/ Christopher Sansone*, Christopher Sansone (01/22/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).